UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Agritech Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.00005 per share

(Title of Class of Securities)

988924205

(CUSIP Number of Class of Securities)

Morris Garfinkle

Jonathan Kahn

c/o Agritech Worldwide, Inc.

1011 Campus Drive

Mundelein, Illinois 60060

(847) 549-6028

Garfinkle Revocable Trust

13783 E. Gail Rd.

Scottsdale, AZ 85259

(202) 359-2107

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988924205	SCHEDULE 13D	Page 2 of 9

1.	NAME OF REPORTING PERSON: Morris Garfinkle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,684,233
	8.	SHARED VOTING POWER 629,222
	9.	SOLE DISPOSITIVE POWER 8,684,233
	10.	SHARED DISPOSITIVE POWER 629,222
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,313,455
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 988924205	SCHEDULE 13D	Page 3 of 9

1.	NAME OF REPORTING PERSON: Garfinkle Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 629,222
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 629,222
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 629,222
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 988924205	SCHEDULE 13D	Page 4 of 9

1.	NAME OF REPORTING PERSON: Jonathan Kahn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,783,663
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,783,663
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,783,663
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.009%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Morris Garfinkle, (“Mr. Garfinkle”), the Garfinkle Revocable Trust (the “Revocable Trust”) and Jonathan Kahn (“Mr. Kahn”) (collectively, the “Reporting Persons”) with the SEC on February 17, 2017 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

Mr. Kahn used $28,000 from his personal funds to fund 50% of the $56,000 Promissory Note described in Item 4 below.

Mr. Garfinkle used $28,000 from his personal funds to fund 50% of the $56,000 Promissory Note described in Item 4 below.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

On March 14, 2017, the Reporting Persons determined to terminate discussions with the Company with respect to the Term Sheet and the potential investment contemplated thereby, and the Company was notified of such determination.

Due to the Company’s ongoing liquidity needs, on March 15, 2017, the Company entered into a promissory note with Mr. Kahn and Mr. Garfinkle as the lenders in the original principal amount of $56,000 (the “Promissory Note”). The Promissory Note is attached hereto as Exhibit 1. The Promissory Note accrues interest at a rate per annum equal to 5%. Accrued and unpaid interest on the outstanding principal is payable monthly in arrears on the last business day of each month in which any amount remains outstanding under the Promissory Note. The principal amount, together with all accrued and unpaid interest thereon, is required to be repaid to the lenders out of the proceeds received from the accounts receivable of the Company collected after March 15, 2017, immediately upon such receipt. The loan under the Promissory Note is secured by all of the assets of the Company pursuant to a Security Agreement and a Patent Security Agreement. The Security Agreement is attached hereto as Exhibit 2, and the Patent Security Agreement is attached hereto as Exhibit 3.

The proceeds of the Promissory Note were used by the Company to primarily fund payroll and to pay employee health insurance premiums and a critical vendor of the Company.

As a condition to the making of the loan under the Promissory Note, the lenders under the Loan Agreement (which included Mr. Kahn and Mr. Garfinkle through GKS Funding), which is the senior secured debt of the Company, were required to enter into a subordination agreement with the Company and Mr. Kahn and Mr. Garfinkle (the “Subordination Agreement”). The Subordination Agreement made the Promissory Note the senior secured debt of the Company. The Subordination Agreement is attached hereto as Exhibit 3.

The foregoing descriptions of the Promissory Note, the Security Agreement, the Patent Security Agreement and the Subordination Agreement are qualified in their entirety by reference to the Promissory Note, the Security Agreement, the Patent Security Agreement and the Subordination Agreement, which are attached hereto as Exhibits 1, 2, 3 and 4, respectively, and which are hereby incorporated herein by reference.

Each Reporting Person expects to evaluate on an ongoing basis the Company’s financial condition and prospects and its interest in, and intentions with respect to, the Company and its investment in the securities of the Company (including debt securities and other debt instruments held directly and/or indirectly by the Reporting Persons (including through GKS Funding) and rights and/or remedies thereunder), which review may be based on various factors (including, without limitation, the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Company’s capital stock, the conditions of the securities markets in general and those for the Company’s securities in particular), as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its investment in securities of the Company or dispose of all or a portion of the securities of the Company that such Reporting Persons now owns or may hereafter acquires. In addition, the Reporting

Persons may engage in discussions with other members of management and other members of the board of directors of the Company regarding the Company (including, but not limited to, the Company’s business and financial condition, results of operations and prospects). The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above (including through the debt securities and other debt instruments held directly and/or indirectly by the Reporting Persons (including through GKS Funding) and rights and/or remedies thereunder). Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their respective positions in the shares of Common Stock or other securities and (ii) consider participating in a business combination transaction that would result in an acquisition of all of the outstanding Common Stock.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The Company confirmed 154,976,459 shares of Common Stock were issued and outstanding as of March 15, 2017.

(a)

(i) As of the close of business on March 15, 2017, Mr. Kahn may have been deemed to have beneficial ownership of 7,783,663 shares of Common Stock, consisting of (x) 6,467,931 shares of Common Stock held by Mr. Kahn, (y) the 900,000 shares of Common Stock issued to Mr. Kahn in exchange for Mr. Kahn’s warrants as described in Item 4 of the Schedule 13D filed with the SEC on February 17, 2017 (the “February 13D”) and (z) 415,732 shares of Common Stock that were required to be issued to Mr. Kahn prior to the date hereof pursuant to Section 3(c)(iv) of the Kahn Employment Agreement (as defined in the Prior Kahn 13D), and all such 7,783,663 shares of Common Stock represented beneficial ownership of approximately 5.009% of the Common Stock.

(ii) As of the close of business on March 15, 2017, Mr. Garfinkle may have been deemed to have beneficial ownership of 9,313,455 shares of Common Stock, consisting of (i) 3,024,608 shares of Common Stock held by Mr. Garfinkle, (ii) the 5,563,574 shares of Common Stock issued to Mr. Garfinkle in exchange for warrants held by Mr. Garfinkle as described in Item 4 of the February 13D, (iii) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described in Item 4 of the February 13D, (iv) 96,051 shares of Common Stock issuable upon conversion of 5,210 shares of Series B Preferred Stock of the Company held by Mr. Garfinkle as described in the Prior Garfinkle 13D, (v) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D and (vi) 79,915 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D, and all such 9,313,455 shares of Common Stock represented beneficial ownership of approximately 6.0% of the Common Stock. The foregoing excludes 1,006,711 shares of Common Stock issuable upon exercise of options that were issued to Mr. Garfinkle because such options are not exercisable until they fully vest on May 17, 2017.

(iii) As of the close of business on March 15, 2017, the Revocable Trust may have been deemed to have beneficial ownership of 629,222 shares of Common Stock, consisting of (i) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described in Item 4 of the February 13D, (ii) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D and (iii) 79,915 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D, and all such 629,222 shares of Common Stock represented beneficial ownership of approximately 0.4% of the Common Stock.

(b)

(i) As of the close of business on March 15, 2017, Mr. Kahn may have been deemed to have the sole power to vote and direct the disposition of 7,783,663 shares of Common Stock, consisting of (x) 6,467,931 shares of Common Stock held by Mr. Kahn, (y) the 900,000 shares of Common Stock issued to Mr. Kahn in exchange for Mr. Kahn’s warrants as described in Item 4 of the February 13D and (z) 415,732 shares of Common Stock that were required to be issued to Mr. Kahn prior to the date hereof pursuant to Section 3(c)(iv) of the Kahn Employment Agreement, and all such 7,783,663 shares of Common Stock represented beneficial ownership of approximately 5.009% of the Common Stock.

(ii) As of the close of business on March 15, 2017, Mr. Garfinkle may have been deemed to have (i) the sole power to vote and direct the disposition of 8,684,233 shares of Common Stock, consisting of (1) 3,024,608 shares of Common Stock held by Mr. Garfinkle, (2) the 5,563,574 shares of Common Stock issued to Mr. Garfinkle in exchange for warrants held by Mr. Garfinkle as described in Item 4 of the February 13D and (3) 96,051 shares of Common Stock issuable upon conversion of 5,210 shares of Series B Preferred Stock of the Company held by Mr. Garfinkle as described in the Prior Garfinkle 13D and (ii) the shared power to vote and direct the disposition of 629,222 shares of Common Stock, consisting of (I) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described in Item 4 of the February 13D, (II) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D and (III) 79,915 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D, and all such 9,313,455 shares of Common Stock represented beneficial ownership of approximately 6.0% of the Common Stock. The foregoing excludes 1,006,711 shares of Common Stock issuable upon exercise of options that were issued to Mr. Garfinkle because such options are not exercisable until they fully vest on May 17, 2017.

(iii) As of the close of business on March 15, 2017, the Revocable Trust may have been deemed to have the shared power to vote and direct the disposition of 629,222 shares of Common Stock, consisting of (i) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described in Item 4 of the February 13D, (ii) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D and (iii) 79,915 shares of

Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D, and all such 629,222 shares of Common Stock represented beneficial ownership of approximately 0.4% of the Common Stock.

(c) None of the Reporting Persons had any transactions in the Common Stock since the filing of the February 13D with the SEC on February 17, 2017.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following information for updating:

Item 4 is incorporated in this Item 6 by reference.

Except as otherwise described in Items 4 and 6 of the Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or among the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit 1	Promissory Note

Exhibit 2	Security Agreement

Exhibit 3	Patent Security Agreement

Exhibit 4	Subordination Agreement

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Promissory Note

Exhibit 2	Security Agreement

Exhibit 3	Patent Security Agreement

Exhibit 4	Subordination Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2017

/s/ Morris Garfinkle
Morris Garfinkle

/s/ Jonathan Kahn
Jonathan Kahn

Garfinkle Revocable Trust

/s/ Morris Garfinkle
Morris Garfinkle, Co-Trustee